Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2025 and 2024 (unaudited)
Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2025	2024	2025	2024
	Notes	$	$	$	$
Revenues	15	115,162	115,761	363,612	348,150
Cost of revenues	11	78,648	78,376	244,525	238,107
Gross margin		36,514	37,385	119,087	110,043

Operating expenses
Selling, general and administrative expenses	11	28,460	28,814	90,329	86,342
Business acquisition, integration and reorganization costs (recovery)	12	(372)	(1,244)	(2,210)	88
Depreciation	11	668	1,168	2,711	3,365
Amortization of intangibles	4	4,125	4,810	14,397	14,089
Impairment of goodwill and intangibles	4,5	—	5,144	38,028	5,144
Foreign exchange loss (gain)		581	(687)	1,278	(445)
		33,462	38,005	144,533	108,583
Operating income (loss)		3,052	(620)	(25,446)	1,460
Net financial expenses	13	2,339	2,372	7,305	6,246
Earnings (loss) before income taxes		713	(2,992)	(32,751)	(4,786)
Income tax expense (recovery)
Current		1,503	479	2,291	778
Deferred		(1,466)	245	(4,942)	1,184
		37	724	(2,651)	1,962
Net earnings (loss)		676	(3,716)	(30,100)	(6,748)

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(778)	2,918	(2,153)	3,133
		(778)	2,918	(2,153)	3,133
Comprehensive loss		(102)	(798)	(32,253)	(3,615)

Basic and diluted earnings (loss) per share	10	0.01	(0.04)	(0.31)	(0.07)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2025	2025
	Notes	$	$
Assets
Current assets
Cash		12,944	15,956
Accounts receivable and other receivables		76,982	95,270
Unbilled revenues		24,624	14,803
Tax credits receivable		8,855	10,996
Prepaids		7,176	8,680
		130,581	145,705
Non-current assets
Tax credits receivable		6,500	9,979
Other assets		1,113	1,327
Property and equipment		3,821	3,960
Right-of-use assets		2,952	4,277
Intangibles	4	63,915	74,450
Deferred tax assets		5,441	4,875
Goodwill	5	159,630	181,407
		373,953	425,980

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		64,691	80,899
Deferred revenues		21,258	25,024
Current portion of lease liabilities		1,793	3,546
Current portion of long-term debt	7	8,318	8,059
Current portion of contingent consideration	6	1,519	—
		97,579	117,528
Non-current liabilities
Contingent consideration	6	1,276	5,359
Long-term debt	7	106,491	101,860
Lease liabilities		4,598	5,449
Deferred tax liabilities		8,611	11,228
		218,555	241,424
Shareholders' equity
Share capital	8	317,702	316,685
Deficit		(183,336)	(155,075)
Accumulated other comprehensive income		5,845	7,998
Contributed surplus		15,187	14,948
		155,398	184,556
		373,953	425,980

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556
Net loss		—	—	(30,100)	—	—	(30,100)
Other comprehensive loss		—	—	—	(2,153)	—	(2,153)
Total comprehensive loss		—	—	(30,100)	(2,153)	—	(32,253)
Share-based compensation	9	—	—	—	—	3,117	3,117
Share-based compensation granted on business acquisitions	9	—	—	—	—	1,217	1,217
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	8	622,420	1,966	—	—	(1,966)	—
Issuance of Multiple Voting Shares from exercise of stock options	8,9	52,632	178	—	—	(78)	100
Issuance of Subordinate Voting Shares upon settlement of DSUs	8,9	256,191	620	—	—	(620)	—
Shares purchased for cancellation	8	(347,160)	(1,176)	567	—	—	(609)
Shares purchased for settlement of RSUs	8	(84,470)	(286)	81	—	—	(205)
Delivery of Subordinate Voting Shares upon settlement of RSUs	8,9	84,470	197	—	—	(269)	(72)
Change from equity-settled to cash-settled DSUs		—	—	—	—	(453)	(453)
Forfeiture and cancellation of PSUs		—	—	709	—	(709)	—
Shares cancelled	8	(142,318)	(482)	482	—	—	—
Total contributions by shareholders		441,765	1,017	1,839	—	239	3,095
Balance as at December 31, 2025		99,746,865	317,702	(183,336)	5,845	15,187	155,398

Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net loss		—	—	(6,748)	—	—	(6,748)
Other comprehensive income		—	—	—	3,133	—	3,133
Total comprehensive (loss) income		—	—	(6,748)	3,133	—	(3,615)
Share-based compensation		—	—	—	—	2,448	2,448
Share-based compensation granted on business acquisitions		—	—	—	—	964	964
Share-based compensation related to contingent consideration adjustment, granted on Datum Acquisition, to be settled in shares		—	—	—	—	(642)	(642)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition		622,420	1,971	—	—	(1,971)	—
Issuance of Subordinate Voting Shares pursuant to the XRM Acquisition		3,449,103	2,875	—	—	—	2,875
Shares purchased for cancellation		(205,483)	(717)	315	—	—	(402)
Cash settlement of DSUs issued as share-based compensation		—	—	20	—	(107)	(87)
Shares purchased for settlement of RSUs		(69,840)	(244)	96	—	—	(148)
Delivery of Subordinate Voting Shares upon settlement of RSUs		69,840	169	—	—	(266)	(97)
Issuance of Subordinate Voting Shares upon settlement of PSUs		23,812	222	245	—	(521)	(54)
Cash settlement of PSUs issued as share-based compensation		—	—	274	—	(346)	(72)
Total contributions by, and distributions to, shareholders		3,889,852	4,276	950	—	(441)	4,785
Balance as at December 31, 2024		99,305,100	316,685	(163,168)	7,739	15,118	176,374

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)		2025	2024	2025	2024
	Notes	$	$	$	$
Operating activities
Net earnings (loss)		676	(3,716)	(30,100)	(6,748)
Adjustments for:
Depreciation and amortization		4,793	5,978	17,108	17,454
Contingent consideration adjustment	12	—	(2,738)	—	(2,738)
Change in fair value of contingent consideration	12	(914)	—	(5,086)	—
Net financial expenses	13	2,339	2,372	7,305	6,246
Share-based compensation	9	1,317	1,375	4,323	3,412
Unrealized foreign exchange loss (gain)		1,449	(447)	2,186	(564)
Realized foreign exchange (gain) loss on repayment of long-term debt		(360)	98	(817)	224
Impairment of goodwill and intangibles	4,5	—	5,144	38,028	5,144
Loss on disposal of property and equipment, intangible and lease modification	11	273	—	518	—
Deferred taxes		(1,466)	245	(4,942)	1,184
		8,107	8,311	28,523	23,614
Changes in non-cash working capital items	14	17,367	3,374	(6,168)	7,749
Net cash from operating activities		25,474	11,685	22,355	31,363

Investing activities
Additions to property and equipment		(384)	(146)	(1,008)	(754)
Additions to intangibles	4	(181)	(141)	(278)	(205)
Business acquisitions, net of cash acquired	3,14	(1,348)	(6,382)	(10,842)	(6,382)
Net cash used in investing activities		(1,913)	(6,669)	(12,128)	(7,341)

Financing activities
Advances on the Credit Facility, net of related transaction costs		9,000	22,999	52,385	89,331
Repayment of the Credit Facility		(30,021)	(22,878)	(46,675)	(85,051)
Repayment of secured loans		—	—	—	(8,537)
Repayment of balances of purchase price payable		(3,450)	—	(7,712)	(4,268)
Repayment of other long-term debt		(87)	(362)	(262)	(362)
Repayment of lease liabilities, including lease termination costs		(1,053)	(960)	(3,318)	(3,672)
Settlement of RSUs and PSUs, including witholding taxes paid	9	(12)	(310)	(72)	(310)
Exercise of stock options	8	—	—	100	—
Shares purchased for settlement of RSUs	8	(10)	(10)	(205)	(148)
Shares purchased for cancellation	8	(559)	—	(609)	(402)
Financial expenses paid	13	(1,981)	(2,200)	(6,245)	(5,810)
Net cash used in financing activities		(28,173)	(3,721)	(12,613)	(19,229)

Effect of exchange rate changes on cash		(253)	369	(626)	441
Net change in cash		(4,865)	1,664	(3,012)	5,234
Cash, beginning of period		17,809	12,429	15,956	8,859
Cash, end of period		12,944	14,093	12,944	14,093
Cash paid (included in cash flow from operating activities)
Income taxes paid		665	279	2,042	638

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 700, René Lévesque West Blvd, Suite 400, Montréal, Québec, Canada, H3B 1X8.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2025. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2025, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 12, 2026.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Liabilities for cash-settled share-based payment arrangements which are initially and subsequently measured at fair value.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The amendments to IFRS 7 and IFRS 9 will have no significant impact on the Company’s consolidated financial statements.
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION
eVerge
Overview
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce it’s smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total purchase consideration, in the amount of US$20,640,000 ($28,363,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$283,000 ($389,000) of final working capital adjustment (iii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities; (iv) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (v) potential earn-out consideration of US$4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 17.8%.
For the three and nine months ended December 31, 2025, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately nil and $883,000, respectively. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION (CONT’D)
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of eVerge	As at December 31, 2025	Preliminary at acquisition date	Adjustments
	$	$	$
Current assets
Cash	843	891	(48)
Accounts receivable and other receivables	5,416	5,376	40
Prepaids	342	339	3
	6,601	6,606	(5)
Non-current assets
Property and equipment	62	62	—
Intangibles (note 4)	6,895	7,376	(481)
Goodwill (note 5)	18,604	20,025	(1,421)
Total assets acquired	32,162	34,069	(1,907)

Current liabilities
Accounts payable and accrued liabilities	6,430	6,448	(18)
Income taxes payable	69	31	38
Deferred revenue	524	431	93
	7,023	6,910	113
Non-current liabilities
Deferred tax liabilities	1,820	1,948	(128)
Total liabilities assumed	8,843	8,858	(15)

Net assets acquired	23,319	25,211	(1,892)

As at December 31, 2025, upon completion of the purchase price allocation, the determination of the fair value of intangible assets and earn-out consideration, closing adjustments and related deferred tax considerations have been completed. The goodwill adjustment resulted primarily from adjustments to the fair value of the intangibles and the earn-out consideration.
The eVerge Acquisition is being accounted for using the acquisition method of accounting.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION (CONT’D)
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of eVerge into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration as follows:

Acquisition of eVerge	As at December 31, 2025	Preliminary at acquisition date	Adjustments
	$	$	$
Cash consideration	10,385	10,385	—
Working capital adjustment settled in cash	389	—	389
Holdback presented in accounts payable and accrued liabilities (a)	797	797	—
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,334,000) (note 7) (b)	9,214	9,214	—
Contingent consideration of US$4,700,000 ($6,458,000), recorded at fair value (b)	2,534	4,815	(2,281)
Total purchase consideration	23,319	25,211	(1,892)

(a) As at December 31, 2025, $279,000 of the holdback has been used.
(b) Non-cash financing activities
eVerge’s contribution to the Company’s results
For the three months ended December 31, 2025, the eVerge business contributed revenues of approximately $7,027,000 and a loss before income taxes in the amount of $867,000, including amortization, primarily related to the acquired customer relationships, of $763,000, integration cost of $291,000 and interest accretion of $186,000.
For the nine months ended December 31, 2025, the eVerge business contributed revenues of approximately $18,703,000, and a loss before income taxes in the amount of $2,072,000, including amortization, primarily related to the acquired customer relationships, of $3,245,000, integration cost of $386,000, change in fair value of contingent consideration of $272,000, interest accretion of $426,000 and business acquisition costs of $883,000 (note 12).
If the acquisition had occurred on April 1, 2025, the Company’s pro-forma consolidated revenues and loss before income taxes would have been $369,865,000 and $32,918,000, respectively, for the nine months ended December 31, 2025. These amounts have been calculated using eVerge’s results and adjusting for:
•differences in accounting policies between the Company and eVerge;
•the removal of transaction costs incurred by eVerge from April 1, 2025 to May 31, 2025; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. INTANGIBLES

As at	December 31, 2025					March 31, 2025
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$	$
Opening cost	175,492	16,833	3,020	8,806	204,151	163,297	15,866	2,844	7,738	189,745
Additions, purchased	—	—	—	—	—	—	116	—	—	116
Additions through business acquisition (note 3)	6,527	24	—	344	6,895	7,800	300	—	1,600	9,700
Additions, internally generated	—	278	—	—	278	—	123	—	—	123
Disposals / retirements	(3,058)	(46)	—	(6,289)	(9,393)	(424)	(338)	—	(810)	(1,572)
Foreign currency translation adjustment	(3,962)	(631)	(144)	(228)	(4,965)	4,819	766	176	278	6,039
Ending cost	174,999	16,458	2,876	2,633	196,966	175,492	16,833	3,020	8,806	204,151
Opening accumulated amortization	107,441	15,206	—	7,054	129,701	91,530	10,578	—	6,364	108,472
Amortization	12,841	1,193	—	363	14,397	13,321	4,361	—	1,244	18,926
Impairment loss (note 5)	1,072	—	733	—	1,805	—	—	—	—	—
Disposals / retirements	(3,058)	—	—	(6,289)	(9,347)	(424)	(338)	—	(810)	(1,572)
Foreign currency translation adjustment	(2,695)	(587)	(7)	(216)	(3,505)	3,014	605	—	256	3,875
Ending accumulated amortization	115,601	15,812	726	912	133,051	107,441	15,206	—	7,054	129,701
Net carrying amount	59,398	646	2,150	1,721	63,915	68,051	1,627	3,020	1,752	74,450

(a) Tradenames are allocated to the Industry Solutions cash-generating unit (“CGU”) for the purpose of impairment testing.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL

As at	December 31, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	143	10,196	67,893	—	10,108	14,662	181,407
Allocation (a)	—	—	—	—	14,662	—	(14,662)	—
Business acquisition (note 3)	—	—	18,604	—	—	—	—	18,604
Impairment loss	(26,500)	—	—	—	—	(9,723)	—	(36,223)
Foreign currency translation adjustment	—	4	(548)	(3,229)	—	(385)	—	(4,158)
Net carrying amount	51,905	147	28,252	64,664	14,662	—	—	159,630

As at	March 31, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	135	9,603	63,941	—	14,409	—	166,493
Business acquisition	—	—	—	—	—	—	14,662	14,662
Impairment loss	—	—	—	—	—	(5,144)	—	(5,144)
Foreign currency translation adjustment	—	8	593	3,952	—	843	—	5,396
Net carrying amount	78,405	143	10,196	67,893	—	10,108	14,662	181,407

(a) During the nine months ended December 31, 2025, upon completion of the purchase price allocation, the Company allocated the goodwill from the acquisition of XRM Vision Inc. and its affiliates (the “XRM Acquisition”) to the ERP-CAN CGU for the purpose of impairment testing. There were no other changes to the purchase price allocation.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the three months ended September 30, 2025, management concluded that profitability targets not being achieved for the Canada and Industry Solutions CGUs constituted an indication of impairment. Consequently, management performed impairment tests for the Canada and Industry Solutions CGUs. In assessing whether the goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
The recoverable amount of the Canada and Industry Solutions CGUs were determined based on their value-in-use. The value-in-use calculations covered a forty-two months forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows is determined by applying a suitable pre-tax weighted average cost of capital (“WACC”) reflecting current market assessments of the time value of money and the CGU-specific risks.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL (CONT'D)
Key assumptions used in the impairment testing of the Canada and Industry Solutions CGUs were as follows:

As at	September 30, 2025		March 31, 2025
	Canada	Industry Solutions	Canada	Industry Solutions
	%	%	%	%
Pre-tax WACC	14.4	14.1	14.0	17.5
Long-term growth rate of net operating cash flows	2.0	2.2	1.9	2.1

As a result of the impairment tests performed, management concluded that the recoverable amount of the Canada and Industry Solutions CGUs were less than their carrying amount, resulting in an impairment of goodwill of $26,500,000 and $9,723,000, respectively, and an impairment of intangibles of $1,805,000 for the Industry Solutions CGU as at September 30, 2025.
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, assuming all other variables remain constant, would have the following effects on the net earnings:

As at	September 30, 2025
	Increase	Decrease
	$	$
Canada
After-tax WACC (1% movement (100 basis points))	(16,310)	20,401
Long-term growth rate of net operating cash flows (1% movement (100 basis points))	15,788	(12,753)

Furthermore, a decrease of 5% of the forty-two months forecasts would result in the increase of impairment in the amount of $8,149,000 for the Canada CGU.
6. CONTINGENT CONSIDERATION
The following table presents information concerning contingent consideration activity for the period:

As at	December 31,	March 31,
	2025	2025
	$	$
Beginning balance	5,359	4,082
Business acquisition (note 3)	2,534	5,104
Change in fair value (note 12)	(5,086)	—
Recovery from change in estimate	—	(4,056)
Foreign currency translation adjustment	(12)	229
	2,795	5,359
Current portion of contingent consideration	1,519	—
	1,276	5,359

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	December 31,	March 31,
	2025	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	80,571	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value as at March 31, 2025 of US$3,115,000 ($4,479,000), non-interest bearing (4.4% effective interest rate), matured on July 1, 2025	—	4,431
Balance of purchase price payable with a nominal value of $5,175,000 (March 31, 2025 - $8,625,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	4,703	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,299,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,149,000), maturing on May 31, 2027 (note 3)	9,604	—
Other debt	117	379
Unamortized transaction costs (net of accumulated amortization of $287,000 and $403,000)	(186)	(338)
	114,809	109,919
Current portion of long-term debt	8,318	8,059
	106,491	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
As at December 31, 2025, the amount outstanding under the Credit Facility includes $50,671,000 (March 31, 2025 - $61,829,000) payable in U.S. dollars (US$37,000,000; March 31, 2025 - US$43,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,739,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at December 31, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT (CONT’D)
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. For the period up to November 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. Starting November 1, 2025, the total amount of $20,000,000 bears variable interest rate at Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at December 31, 2025 and March 31, 2025.
8. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2025	92,030,852	311,861	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,966	—	—
Exercise of stock options	—	—	52,632	178
Shares purchased for cancellation	(347,160)	(1,176)	—	—
Settlement of DSUs	256,191	620	—	—
Shares purchased for settlement of RSUs	(84,470)	(286)	—	—
Delivery of shares upon settlement of RSUs	84,470	197	—	—
Shares cancelled	(142,318)	(482)	—	—
Ending balance as at December 31, 2025 (a)	92,419,985	312,700	7,326,880	5,002

(a) Includes 1,149,702 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.
During the nine months ended December 31, 2025, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition’’), 622,420 Subordinate Voting Shares, with a total value of $1,966,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•52,632 stock options were exercised and 52,632 Multiple Voting Shares were issued with a carrying value of $178,000, for cash consideration of $100,000, with $78,000 reclassified from contributed surplus.
•347,160 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $609,000 and a carrying value of $1,176,000. The excess of the carrying value over the purchase price in the amount of $567,000 was recorded as a reduction to deficit.
•256,191 DSUs were settled and 256,191 Subordinate Voting Shares were issued with a carrying value of $620,000, which was reclassified from contributed surplus.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT’D)
•84,470 Subordinate Voting Shares were purchased on the open market in connection with the settlement of RSUs for a total cash consideration of $205,000 and a carrying value of $286,000. The excess of the carrying value over the purchase price in the amount of $81,000 was recorded as a reduction to deficit. A total of 116,567 RSUs were settled net of withholding tax and 84,470 Subordinate Voting Shares were delivered with a carrying value of $197,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.
•142,318 Subordinate Voting Shares were cancelled in accordance with the application of a sunset clause as per the November 1, 2018 agreement with Edgewater Technology, Inc., with a carrying value of $482,000 reclassified to deficit.
Normal Course Issuer Bid ("NCIB")
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
9. SHARE-BASED COMPENSATION
Stock options
The following table presents information concerning outstanding stock options for the period:

	Number of stock options	Weighted average exercise price (a)
		$
Beginning balance as at April 1, 2025	3,547,141	3.29
Forfeited	(34,016)	3.25
Expired	(216,000)	3.11
Exercised	(52,632)	1.90
Ending balance as at December 31, 2025	3,244,493	3.32
Exercisable at period end	2,923,126	3.33

(a) Following the delisting from Nasdaq, the Company converted the U.S. dollar exercise prices in Canadian dollars.
Included in the 2,923,126 stock options exercisable issued, 200,000 stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $3.38 with a weighted average exercise period of 0.8 year as at December 31, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. SHARE-BASED COMPENSATION (CONT’D)
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2025	1,471,139
Granted to non-employee directors	300,395
Granted to employees	251,967
Forfeited	(4,493)
Settled	(256,191)
Ending balance as at December 31, 2025	1,762,817

During the nine months ended December 31, 2025, 300,395 fully vested DSUs, in aggregate, were granted under the Long Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $1.90, per DSU, for an aggregate fair value of $571,000.
During the nine months ended December 31, 2025, 251,967 DSUs, in aggregate, were granted under the SUP at a grant date fair value of $1.91, per DSU, for an aggregate fair value of $481,000. The expense was recorded as at March 31, 2025 as the related services were performed and the performance conditions were met at that date.
As at December 31, 2025, included in the 1,762,817 DSUs are 1,318,292 DSUs issued under the LTIP and 444,525 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2025	2,155,231
Granted	1,747,743
Forfeited	(572,846)
Settled	(116,567)
Ending balance as at December 31, 2025	3,213,561

RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the nine months ended December 31, 2025, 1,747,743 RSUs, in aggregate, vesting in June 2028, were granted under the SUP at an average grant date fair value of $2.29, per RSU, for an aggregate fair value of $4,002,000.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. SHARE-BASED COMPENSATION (CONT’D)
During the nine months ended December 31, 2025, 116,567 RSUs issued under the SUP with a carrying value of $269,000, were settled on a net basis. 84,470 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $197,000 previously credited to contributed surplus transferred to share capital. The balance of 32,097 RSUs, representing an amount of $72,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements.
As at December 31, 2025, all 3,213,561 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2025	3,072,867
Granted	1,555,823
Forfeited	(761,618)
Ending balance as at December 31, 2025	3,867,072

During the nine months ended December 31, 2025, 1,555,823 PSUs, in aggregate, vesting in June 2028, were granted under the SUP at an average grant date fair value of $2.29, per PSU, for an aggregate fair value of $3,563,000.
As at December 31, 2025, included in the 3,867,072 PSUs are 2,415,808 PSUs issued under the LTIP and 1,451,264 PSUs under the SUP.
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Stock options	15	66	65	135
Share purchase plan – employer contribution	338	329	1,008	1,016
Share-based compensation granted on business acquisitions	289	391	1,217	964
DSUs	171	182	562	546
RSUs	418	290	1,400	850
PSUs	424	446	1,079	917
	1,655	1,704	5,331	4,428

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. EARNINGS (LOSS) PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Net earnings (loss)	676	(3,716)	(30,100)	(6,748)

Weighted average number of Shares outstanding - basic and diluted (a) (b)	98,249,877	96,418,719	98,031,465	95,900,402
Basic and diluted earnings (loss) per share	0.01	(0.04)	(0.31)	(0.07)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares.
(b) The weighted average number of basic Shares calculation for the three and nine months ended December 31, 2025 excludes the impact of 1,149,702 (2024 - 1,724,553) Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the nine months ended December 31, 2025 and for the three and nine months ended December 31, 2024, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 9 granted under the LTIP, certain shares to be issued as part of anniversary payments related to business acquisition, and the Subordinate Voting Shares issued as part of the XRM acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
For the three months ended December 31, 2025, the basic and diluted earnings per share are the same as the inclusion of the instruments listed above had no impact on the result.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	98,855	101,093	311,939	305,386
Tax credits (a)	(1,432)	(1,795)	(4,492)	(5,684)
Licenses and telecommunications	3,773	3,215	10,472	9,792
Professional fees	2,287	1,696	7,657	5,433
Other expenses	3,352	2,981	8,968	9,522
Loss on disposal of property and equipment, intangible and lease modification	273	—	310	—
Depreciation of property and equipment	193	515	1,156	1,510
Depreciation of right-of-use assets	475	653	1,555	1,855
	107,776	108,358	337,565	327,814
Expenses by Function
Cost of revenues	78,648	78,376	244,525	238,107
Selling, general and administrative expenses (b)	28,460	28,814	90,329	86,342
Depreciation	668	1,168	2,711	3,365
	107,776	108,358	337,565	327,814

(a) Tax credits are included in cost of revenues.
(b) For the nine months ended December 31, 2025, selling, general and administrative expenses include termination and benefit costs for management personnel of nil (2024 - $1,502,000) and nil (2024 - $246,000) of reversal of share-based compensation expense for forfeited equity instruments.
Deferred income tax recovery
During the nine months ended December 31, 2025, the Company recognized a deferred tax asset in the amount of $1,820,000 that was probable of being realized as a result of the deferred tax liability pursuant to the eVerge Acquisition (note 3). The recognized deferred tax asset relates to previous years' net operating losses of the Company in the U.S. available for carryforwards in the amount of approximately $6,838,000 that was previously not recognized.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS (RECOVERY)
The following table summarizes business acquisition, integration and reorganization costs (recovery):

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Acquisition costs (a)	95	1,082	1,019	1,082
Integration costs (b)	447	375	1,397	1,011
Reorganization costs (c)	—	—	423	566
Employee compensation on business acquisition (d)	—	37	37	167
Contingent consideration adjustment (e)	—	(2,738)	—	(2,738)
Change in fair value of contingent consideration (f)	(914)	—	(5,086)	—
	(372)	(1,244)	(2,210)	88

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisition (note 3).
(b) For the three months ended December 31, 2025, integration costs consisted mainly of common area expenses on vacated premises in relation to business acquisitions and transition costs related to system integrations. For the nine months ended December 31, 2025, integration costs consisted mainly of loss on terminated lease previously acquired as part of business combinations, transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions. For the three and nine months ended December 31, 2024 , integration costs consisted mainly of transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions.
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from acquisition.
(e) For the three and nine months ended December 31, 2024, contingent consideration adjustment includes a recovery from changes in the estimated amount payable of $2,096,000 related to the portion payable in cash and $642,000 related to the portion to be settled in shares as per the earn-out consideration of the Datum Acquisition.
(f) Change in fair value of contingent consideration, as a result of changes in estimate of profitability targets and weighting of scenarios, consisted of $914,000 of unrealized gain related to the XRM Acquisition for the three months ended December 31, 2025 and $5,358,000 of unrealized gain related to the XRM Acquisition (note 16) net of $272,000 of unrealized loss related to the eVerge Acquisition (note 3) for the nine months ended December 31, 2025. The contingent consideration is presented within Level 3 of the fair value hierarchy.
13. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Interest on long-term debt	1,912	2,002	5,519	5,454
Interest on lease liabilities	80	118	266	355
Amortization of finance costs	38	55	152	187
Interest accretion on balances of purchase price payable	320	117	908	249
Financing fees	208	155	810	338
Interest income	(219)	(75)	(350)	(337)
	2,339	2,372	7,305	6,246

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Accounts receivable and other receivables	14,686	14,539	21,969	21,026
Unbilled revenues	272	(7,805)	(10,210)	(7,675)
Tax credits receivable	8,453	(1,795)	5,653	4,139
Prepaids	1,117	287	1,706	285
Other assets	72	87	213	870
Accounts payable and accrued liabilities	(8,063)	(1,412)	(21,921)	(8,987)
Deferred revenues	830	(527)	(3,578)	(1,909)
	17,367	3,374	(6,168)	7,749

During the three and nine months ended December 31, 2025, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $393,000 and $802,000, respectively (2024 - 782,000 and $965,000, respectively).
During the three and nine months ended December 31, 2025, the Company paid an amount of $632,000 in relation to the working capital adjustment for the XRM Acquisition.
15. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended December 31, 2025
	U.S.	Canada	International	Total
	$	$	$	$
Revenues	54,953	54,024	6,185	115,162

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	42,591	44,460	4,951	92,002
Tax credits	—	(1,432)	—	(1,432)
Licenses and telecommunication	2,050	1,100	162	3,312
Other expenses	1,817	1,406	244	3,467
	46,458	45,534	5,357	97,349
Operating income by segment	8,495	8,490	828	17,813
Head office general and administrative expenses				9,759
Business acquisition, integration and reorganization costs recovery (a)				(372)
Foreign exchange loss				581
Operating income before depreciation and amortization				7,845
Depreciation and amortization				4,793
Operating income				3,052

(a) The change in fair value of the contingent consideration, representing a gain of $914,000 included in business acquisition, integration and reorganization costs recovery, relates to the Canada segment (note 12).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 22

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SEGMENT INFORMATION (CONT’D)

	For the three months ended December 31, 2024
	U.S.	Canada	International	Total
	$	$	$	$
Revenues	48,848	61,695	5,218	115,761

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	36,409	52,576	4,216	93,201
Tax credits	—	(1,795)	—	(1,795)
Licenses and telecommunication	1,445	813	110	2,368
Other expenses	1,499	1,272	223	2,994
	39,353	52,866	4,549	96,768
Operating income by segment	9,495	8,829	669	18,993
Head office general and administrative expenses				10,422
Business acquisition, integration and reorganization costs recovery (a)				(1,244)
Foreign exchange gain				(687)
Operating income before depreciation, amortization and impairment				10,502
Depreciation and amortization				5,978
Impairment of goodwill (a)				5,144
Operating loss				(620)

(a) The recovery of $2,738,000 included in business acquisition, integration and reorganization costs recovery and the impairment of goodwill relate to the U.S. segment (note 12).

	For the nine months ended December 31, 2025
	U.S.	Canada	International	Total
	$	$	$	$
Revenues	177,554	168,873	17,185	363,612

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	130,419	144,383	14,511	289,313
Tax credits	—	(4,406)	(86)	(4,492)
Licenses and telecommunication	5,464	3,127	512	9,103
Other expenses	5,133	3,767	699	9,599
	141,016	146,871	15,636	303,523
Operating income by segment	36,538	22,002	1,549	60,089
Head office general and administrative expenses				31,331
Business acquisition, integration and reorganization costs recovery (a)				(2,210)
Foreign exchange loss				1,278
Operating income before depreciation, amortization and impairment				29,690
Depreciation and amortization				17,108
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(25,446)

(a) The change in fair value of the contingent consideration, representing a net gain of $5,086,000, and the reorganization costs included in business acquisition, integration and reorganization costs recovery, relate mostly to the Canada segment (note 12).
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Canada segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the U.S. segment (note 5).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 23

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SEGMENT INFORMATION (CONT’D)

	For the nine months ended December 31, 2024
	U.S.	Canada	International	Total
	$	$	$	$
Revenues	146,364	186,472	15,314	348,150

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	111,194	158,682	13,035	282,911
Tax credits	—	(5,669)	(15)	(5,684)
Licenses and telecommunication	4,407	2,472	313	7,192
Other expenses	4,893	3,591	676	9,160
	120,494	159,076	14,009	293,579
Operating income by segment	25,870	27,396	1,305	54,571
Head office general and administrative expenses				30,870
Business acquisition, integration and reorganization costs (a)				88
Foreign exchange gain				(445)
Operating income before depreciation, amortization and impairment				24,058
Depreciation and amortization				17,454
Impairment of goodwill (a)				5,144
Operating income				1,460

(a) The recovery of $2,738,000 included in business acquisition, integration and reorganization costs (note 12) and the impairment of goodwill relate to the U.S. segment.
Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended December 31, 2025
	U.S.	Canada	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	29,402	42,578	5,857	77,837
Enterprise transformation services - fixed-fee arrangements	11,960	8,288	161	20,409
Business enablement services (a)	13,591	3,158	167	16,916
	54,953	54,024	6,185	115,162

	For the three months ended December 31, 2024
	U.S.	Canada	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	25,504	52,051	4,687	82,242
Enterprise transformation services - fixed-fee arrangements	8,863	5,510	363	14,736
Business enablement services (a)	14,481	4,134	168	18,783
	48,848	61,695	5,218	115,761

(a) Including support revenues of $9,319,000 (2024 - $8,458,000) for U.S., $2,273,000 (2024 - $3,293,000) for Canada and $104,000 (2024 - $127,000) for the International operating segment for a total of $11,696,000 (2024 - $11,878,000) for the three months ended December 31, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 24

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SEGMENT INFORMATION (CONT’D)

	For the nine months ended December 31, 2025
	U.S.	Canada	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	95,560	138,319	15,811	249,690
Enterprise transformation services - fixed-fee arrangements	37,434	20,408	888	58,730
Business enablement services (a)	44,560	10,146	486	55,192
	177,554	168,873	17,185	363,612

	For the nine months ended December 31, 2024
	U.S.	Canada	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	78,394	157,688	13,864	249,946
Enterprise transformation services - fixed-fee arrangements	25,054	17,718	1,223	43,995
Business enablement services (a)	42,916	11,066	227	54,209
	146,364	186,472	15,314	348,150

(a) Including support revenues of $29,866,000 (2024 - $24,202,000) for U.S., $7,180,000 (2024 - $8,497,000) for Canada and $322,000 (2024 - $127,000) for the International operating segment for a total of $37,368,000 (2024 - $32,826,000) for the nine months ended December 31, 2025.
Major customer
During the three months ended December 31, 2025, no customer generated more than 10% of total revenues (December 31, 2024 - One Canadian customer generated more than 10% of total revenues for $13,164,000 ).
During the nine months ended December 31, 2025, no customer generated more than 10% of total revenues (December 31, 2024 - One Canadian customer generated more than 10% of total revenues for $41,785,000).
As at December 31, 2025, accounts receivable and other receivables and unbilled revenues from one Canadian customer amounted to $11,587,000 or 11% (March 31, 2025 - One Canadian customer represented more than 10% of total accounts receivable and other receivables and unbilled revenues for $11,171,000 or 10%).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 25

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
16. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both December 31, 2025 and March 31, 2025, the Company has determined that the fair value of the Credit Facility and the balances of purchase price payable are not significantly different than their carrying amount.
The contingent consideration related to the XRM Acquisition is payable based on the achievement of growth in excess of the trailing twelve months gross margin over a consecutive 12 months period within the 18 months following the acquisition date and is included in Level 3 of the fair value hierarchy. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. The actual earn-out payout can range from nil to $10,500,000. The maximum potential impact on the results can be an increase of nil or a decrease of $10,500,000 in earnings.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024	| 26